Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

Olivetti S.p.A. - File No. 82-5181

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti

03003455

SUPPL

Ivrea, 13th January 2003

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Press releases issued by the Company on 18th December 2002, 23rd December 2002, 8th January 2003, 10th January 2003.

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone
(General Counsel)

(Encls.)

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Very positive reaction from investors

OLIVETTI: FULL SUCCESS OF BOND ISSUE FOR A TOTAL AMOUNT OF EURO 3 BILLION

- **Orders received for a total of approximately Euro 4 billion**
- **The transaction is a further step in the debt refinancing and maturity extension programme**
- **30 years tranche: the first public Euro-denominated corporate bond issue with such a long tenor**

Ivrea, 10 January 2003

Olivetti announces today that it has successfully completed the multi-tranche Eurobond fixed-rate benchmark issue (announced on 8 January). The issue is part of the operations **to refinance debt** and **extend its average maturity** and does not imply any change in net financial indebtedness.

As a result of the solid investor demand, for approximately Euro 4 billion, demonstrating the great interest shown by the market, the total size of the transaction was set at **Euro 3 million**, split among the five, ten and thirty years tranches. The 30 years Eurobond represents a novelty for the Corporate segment: it's the first public Euro-denominated bond issue with such a long tenor.

The characteristics of the bond issue are:

<u>5-year tranche</u>

Issuer:	Olivetti Finance N.V.
Guarantor:	Olivetti S.p.A.
Amount:	**Euro 1,750 million**
Settlement Date:	24 January 2003
Maturity:	24 January 2008
Coupon:	**5.875%** per annum
Issue price:	**99.937%**

The effective yield to maturity of the 5-year tranche is **5.89%** per annum, corresponding to a yield of **+225 basis points** over the mid-swap rate .

10-year tranche

Issuer:	Olivetti Finance N.V.
Guarantor:	Olivetti S.p.A.
Amount:	**Euro 850 million**
Settlement Date:	24 January 2003
Maturity:	24 January 2013
Coupon:	**6.875%** per annum
Issue price:	**99.332%**

The effective yield to maturity of the 10-year tranche is **6.97%** per annum, corresponding to a yield of **+255 basis points** over the mid-swap rate

30-year tranche

Issuer:	Olivetti Finance N.V.
Guarantor:	Olivetti S.p.A.
Amount:	**Euro 400 million**
Settlement Date:	24 January 2003
Maturity:	24 January 2033
Coupon:	**7.75%** per annum
Issue price:	**98.239%**

The effective yield to maturity of the 30-year tranche is **7.905%** per annum, corresponding to a yield of **+300 basis points** over the mid-swap rate

The issue, documented under Olivetti's Euro Medium Term Note Programme, was jointly managed by Caboto IntesaBci, Goldman Sachs, JP Morgan, Lehman Brothers and Mediobanca.

Disclaimer

The offer for Bonds (the "Offer") is not being made, and will not be made, in the United States of America or any other country in which such offer may not be made absent registration or an exemption from registration granted by the competent authorities (such other countries, collectively, the "Other Countries"). Accordingly, copies of this document and any other documents relating to the Offer are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America or the Other Countries. This document is not an offer of securities for sale in the United States of America or the Other Countries. The Bonds to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended, or under applicable laws of the Other Countries.

OLIVETTI: NEW BENCHMARK BOND ISSUE

The issue is part of Olivetti's debt refinancing programme

Ivrea, 8 January 2003

Olivetti has mandated Caboto IntesaBci, Goldman Sachs, JP Morgan, Lehman Brothers and Mediobanca for a multi-tranche, five and ten years Eurobond fixed-rate benchmark issue. The issuer is Olivetti Finance NV, a wholly-owned subsidiary of Olivetti S.p.A. Olivetti SpA will act as guarantor.

Total size of the deal - documented under Olivetti's Euro Medium Term Note Programme - will be determined and split among the two tranches according to investor demand. The issue is designed to refinance Olivetti's debt and extend its maturity profile.

OLIVETTI: FINAL FIGURES OF BONDS CANCELLATION

Ivrea, 23 December 2002

As previously announced and in execution of the Board of Directors' resolution of December 18, 2002, Olivetti cancelled Bonds issued by the Group; such cancellation is part of the corporate debt refinancing and maturity extension programme.

The following bond issues were cancelled:

- "Olivetti S.p.A. Eonia linked notes 2001-2003" for a nominal value of Euro **400 million**, leading to the full cancellation of the issue;
- "Olivetti Finance NV 1% 2000-2005" bonds convertible into Telecom Italia ordinary shares for a nominal value of **Euro 1,235 million.** As a result of the cancellation, the residual nominal amount of the bond was reduced to Euro **765 million**;
- "Olivetti Finance NV 5.375% 1999-2004" (previously "Olivetti International Finance NV 5.375% 1999-2004") for a nominal value of **Euro 750 million.** As a result of the cancellation, the residual nominal amount of the bond was reduced to Euro **4,200 million.**

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

OLIVETTI APPROVES THE CANCELLATION OF BONDS FOR A MAXIMUM OF EURO 2,600 MILLION

The debt re-financing plan continues, ahead of original maturities

Go-ahead for infra-group debt restructuring operation

Ivrea, 18 December 2002

The Olivetti Board of Directors, chaired by Antonio Tesone, approved today the following operations:

Cancellation of bonds

Following a series of re-financing operations and measures to improve its debt-maturity profile implemented by Olivetti during the year, the Board of Directors approved the **cancellation of bonds** issued by the Group as follows:

- "Olivetti S.p.A. Eonia linked notes 2001-2003" for a nominal value of Euro **400 million**; this will determine the full cancellation of the issue, six months ahead of the original maturity;

- "Olivetti Finance NV 1% 2000-2005" bonds convertible into Telecom Italia ordinary shares **up to a maximum nominal value of 1,400 million euros**. As a result of the cancellation, almost three years ahead of the original maturity, the residual nominal amount of the bond, in the case of cancellations up to the maximum value, will **decrease** from Euro 2,000 million to Euro **600 million**;

- "Olivetti International Finance NV 5.375% 1999-2004" up to a **maximum nominal value of Euro 800 million**. As a result of the cancellation, one year and seven months ahead of the original maturity, the residual nominal amount of the bond, in the case of cancellations up to the maximum value, will **decrease** from Euro 4,950 million to Euro **4,150 million.**

The final figures will be announced on completion of the cancellation procedure, which is expected to take place by 31 December 2002.

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

Infragroup bond issue

After approving the above cancellations and in order to further extend maturity profile at Olivetti S.p.A. funding, the Board of Directors examined and approved the restructuring of the financial relations between Olivetti S.p.A. and its financial subsidiaries. To this effect, Olivetti S.p.A. will issue a ten-year bond with a coupon of 6.375%-6.750% p.a. for a maximum amount of Euro 1.6 billion, which will be **subscribed in full by Olivetti Finance NV** (100% Olivetti S.p.A.). The issue will not have any impact on the net debt of Olivetti S.p.A. and the Group.

***

Olivetti also announced the 2003 calendar for the main corporate events and publication of business and financial information (any changes will be announced immediately):

- **13 February**: meeting of the Board of Directors to examine the preliminary financial statements for the year ended 31 December 2002;
- **25 March**: meeting of the Board of Directors to examine the draft financial statements of Olivetti S.p.A. as at31 December 2002;
- **8 May**: meeting of the Board of Directors to examine the report for the first quarter of 2003 and Annual Shareholders' Meeting to approve the financial statements as at31 December 200 2;
- **28 July**: meeting of the Board of Directors to examine the preliminary figures of the half-year report as at 0 June 200 3;
- **4 September**: meeting of the Board of Directors to examine the half-year report as at 30 June 2003;
- **5 November**: meeting of the Board of Directors to examine the quarterly as at 30 September 2003.

Olivetti intends to avail itself of the exemption allowed under article 82 of Consob Resolution no. 11971/99 and, therefore, will not publish its quarterly reports as at 31 December 2002 and 30 June 2003.